Exhibit 99.1
Turbulent capital markets
The international financial markets have been volatile since late summer 2007. The problems arose in the aftermath of the crisis in the U.S. sub prime mortgage market. The risk in these loans was divided among a large number of financial institutions through different financial instruments. As debtors experienced difficulties in servicing the loans, the fear of losses spread together with doubts in the market as to which of the financial institutions had such risk in their portfolio. As a consequence many banks became reluctant to fund other banks.
A number of companies thus experienced difficulties in borrowing money to finance their own investments. The prices came under pressure as many felt the need to sell investments, a trend that quickly gained foothold in the market. The outcome of lower prices influenced a large number of investors, which led to yet another decline in prices. The result was a severe decline in prices of securities.
Eksportfinans’ liquidity portfolio consists of approximately 65 percent senior bonds from banks, agencies and treasuries with an average rating of AA-. The remaining 35 percent of the portfolio consists of Asset Backed Securities (ABS) with an average rating of AAA. More than two thirds of the ABS portfolio consists of mortgages — primarily in the U.K., Spain, Italy, the Netherlands and Australia. Eksportfinans’ only direct ABS exposure in the U.S. is to student loans and it has no exposure to American sub prime loans. However, Eksportfinans’ senior bank portfolio is exposed to the U.S. both through ownership of senior bank debt issued by U.S. banks, and through ownership of senior bank debt issued by non US banks with exposure to the U.S.
The remaining part of the ABS portfolio is divided as illustrated in the graphs below, which show the type of investment and geographic distribution. The Average maturity in Eksportfinans’ liquidity portfolio is 3.2 years.
The changes in fair values on bonds are recorded in the financial statements in the periods in which they occur. The values in Eksportfinans’ liquidity portfolio have also been exposed to the volatility in the international financial markets. This occurred despite the historically limited risk of default in the kind of securities in which the institution invests.

The value of Eksportfinans’ liquidity portfolio during the second half year of 2007 declined due to the credit spread widening. This decline is reflected in the accounts as an unrealized loss of NOK 1.1 billion, which represent 1.4 percent of the total portfolio. Eksportfinans does not expect defaults on the securities it owns and expects these bonds to be repaid at par. Eksportfinans also expects to be able to hold these bonds to maturity. Accordingly, Eksportfinans regards these unrealized losses as a timing issue.
Asset Backed Securities (ABS) are securities that are based on pools of assets such as mortgage loans or student loans, or collateralized cash flows from a specified pool of underlying assets. The issuer is usually a special purpose vehicle that has purchased the underlying assets from an originator of the assets. In most cases, the ABS transactions are divided into tranches of varying seniority. Eksportfinans has ABS investments with an average AAA rating, the highest rating.

Financial highlights

	IFRS		NGAAP *)
(in NOK millions)	2007	2006	2005	2004

Net interest income	561	459	356	402
Profit for the period	-149	159	128	219
Return on equity 1)	-5.4%	5.3%	5.0%	8.6%
Return on assets 2)	0.29%	0.29%	0.29%	0.37%
Net operating expenses/average assets 3)	0.09%	0.11%	0.15%	0.13%

Profit for the period (excluding unrealized gains/(losses) on financial instruments at fair value 5)	294	243	—	—
Return on equity (excluding unrealized gains/(losses) on financial instruments at fair value) after taxes	10.60%	9.30%	—	—

Total assets	218,720	172,365	135,935	109,355
Total loans outstanding 4)	124,689	99,059	81,385	68,090
New loans disbursed	39,183	35,877	22,449	25,269
New bond debt issued	80,681	56,530	45,087	33,615
Public sector borrowers/guarantors	56.8%	60.8%	70.9%	75.9%
Capital adequacy **)	9.6%	12.2%	13.1%	17.1%

Exchange rate NOK/USD	5.4110	6.2551	6.7687	6.0386

*)	NGAAP represents figures that have been prepared on the basis of accounting principles used by the Eksportfinans group up until December 31, 2006

**)	Capital adequacy for 2006 and prior periods are not adjusted to reflect IFRS
Definitions of Financial Highlights
1.	Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.

2.	Return on assets: Net interest income including provisions/average assets.

3.	Net operating expenses/average assets: Net operating expenses (administrative and operating expenses + depreciation — other income)/average assets.

4.	Total loans outstanding: Consists of Loans and receivables due from customers and part of Loans and receivables due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see note 5 to the accompanying financial statements.
5. Profit for the year excluding unrealized gains/(losses) on financial instruments

(in NOK millions)	2007	2006

Profit/(loss) for the year	(149)	159

Excluding net unrealized gains/(losses) on trading portfolio (see note 2 to the accompanying financial statements)	(592)	1
Excluding net unrealized gains/(losses) on other financial instruments at fair value (see note 3 to the accompanying financial statements)	(23)	(117)
Tax-effect on excluded items (28%)	172	32

Profit for the year excluding unrealized gains/(losses) on financial instruments	294	243

Highlights
In 2007, volumes of export credits and public sector loans were record high, and the revenues from this part of the business were good.
Total lending outstanding from the Eksportfinans group was NOK 124.7 billion at December 31, 2007, an increase of NOK 25.6 billion from year-end 2006. Total disbursements of new loans from the group in 2007 was NOK 39.2 billion, compared to NOK 35.9 billion in 2006.
New disbursements within export lending were particularly related to shipping, oil and gas projects. New export-related disbursements reached NOK 22.8 billion in 2007. The growth in total export-related loans outstanding was NOK 14.4 billion in 2007, equivalent to an increase of 34.3 percent since year-end 2006.
Eksportfinans’ wholly owned subsidiary Kommunekreditt Norge AS disbursed NOK 16.4 billion in new loans in 2007. The growth in total loans outstanding to the municipal sector in 2007 was NOK 11.2 billion, equivalent to an increase of 19.6 percent since year-end 2006.
New funding in 2007 amounted to NOK 80.7 billion through 889 individual trades, compared with NOK 56.5 billion and 669 trades in 2006.
Group net interest income increased by 22 percent in 2007, and amounted to NOK 561 million in 2007 compared to NOK 459 million in 2006.
The situation in the international credit markets in the second half-year of 2007 negatively influenced the mark-to-market value of Eksportfinans’ liquidity portfolio. However, Eksportfinans has no direct exposure to US mortgages or to the so-called sub-prime market.
2007 was also the first year for Eksportfinans to present its financial reports according to International Financial Reporting Standards (IFRS). IFRS causes larger variations in the profit and loss accounts than under previously applied accounting standards. This is due to increased use of fair values leading to unrealized gains and losses on financial instruments.
Due to the reduction in the mark-to-market value of Eksportfinans’ liquidity portfolio, which is measured at fair value in the financial statements, the Group experienced a loss for the year 2007 of NOK 149 million compared to a profit of NOK 159 million in 2006. Profit excluding unrealized gains and losses on financial instruments amounted to NOK 294 million in 2007, compared to NOK 243 in 2006.
In January 2008 Eksportfinans’ shareholders entered into a guarantee agreement in order to participate pro rata in a capital increase of NOK 1.2 billion. The capital is expected to be received in March 2008.
Export lending
The strong demand for new export-related loans continued during the fourth quarter of 2007.
The volume of outstanding export-related loans was NOK 56.4 billion at December 31, 2007 compared to NOK 41.9 billion at the year-end 2006. New disbursements of export-related loans was NOK 22.8 billion in 2007, compared to NOK 23.6 billion in 2006.
New financing of capital goods was NOK 15.6 billion in 2007, of which NOK 11.5 million was financing under the officially supported export financing scheme. In 2006, the figures were NOK 8.4 billion and NOK 5.1 billion respectively.

The increase in the volume of new loan disbursements was related to financing of exports of capital goods, primarily within the maritime sectors such as ship building, ship equipment and offshore oil and gas projects. Due to developments in oil prices over the past years, the maritime industry in Norway has experienced very favorable market conditions. Strong demand for products offered by the Norwegian export industry has resulted in a higher demand for the services offered by Eksportfinans. The current market situation has created good business opportunities for Eksportfinans on the lending side, inter alia through cooperation with Norwegian and international banks. The volume of the order book was approximately NOK 37.5 billion at December 31, 2007, compared to NOK 27.3 billion in 2006.
Local government lending
Total outstanding loans from Kommunekreditt Norge AS at December 31, 2007 amounted to NOK 68.3 billion, compared to NOK 57.1 billion at year-end 2006. Kommunekreditt disbursed NOK 16.4 billion in new loans in 2007, compared to NOK 12.3 billion in 2006.
In 2007, the sector for loans to municipalities, counties and municipal companies increased its overall lending by approximately 8-10 percent. Kommunekreditt has maintained a market share of around 25 percent in 2007. Kommunekreditt has extended its activities to include loans to the public sector with guarantees from banks, and loans to banks in connection with the refinancing of loans to companies in the public sector. These activities are the result of extended strategic cooperation with Eksportfinans’ owner banks in the public sector market. According to Norwegian regulations, loans with traditional public guarantees require higher credit weighting than bank guarantees, thus this strategy allows higher loan volumes without decreasing Kommunekreditt’s capital ratio. In 2007 Kommunekreditt disbursed NOK 4.7 billion in new loans to banks and loans with bank guarantees, compared to NOK 2.5 billion in 2006.
Funding
In 2007, Eksportfinans issued a total of four benchmark transactions. A global benchmark transaction is a large, public bond issue available for sale to investors world-wide. The pricing of these transactions forms the benchmark for Eksportfinans in the market. In 2007, the institution was able to expand its benchmark currencies to include EUR, JPY, GBP in addition to USD. Two global benchmark transactions were issued in USD with tenors of five and 10 years respectively. In addition Eksportfinans executed one global benchmark transaction in EUR with a three year maturity and one in JPY with a seven year maturity. In addition, Eksportfinans issued one GBP benchmark with a three year maturity. This transaction was sold to investors in Europe and Asia. Also, smaller public bonds were issued in a number of other currencies.
The fourth quarter saw record demand for the Eksportfinans credit in the form of non-syndicated medium-term notes. In the fourth quarter of 2007 the institution issued 230 bonds with a value of USD 3.2 billion, compared to 201 issues for USD 2.9 billion in the same period of 2006.
eFunding, the proprietary web-based platform for pricing, execution, and documentation of structured Medium Term Notes off of Eksportfinans’ Euro Medium Term Note program, has now been adopted by 30 arranger banks. Since becoming operational, eFunding has generated around 19,000 individual price quotes, of which about half were calculated outside of Eksportfinans’ working hours. The percentage of all activities under Eksportfinans’ Euro Medium Term Note Program conducted online via the eFunding platform was around 40 percent at the end of 2007.

Results
Net interest income was NOK 561 million in 2007. This was NOK 102 million higher than in 2006. The increase was mainly due to a higher volume of lending and liquidity placements, as well as higher interest rates in Norway. The return on assets was 0.29 percent in 2007, which was in line with 2006.
The situation in the international financial markets has led to a decline in the fair value on bonds in the second half-year of 2007, resulting in unrealized losses. The bond margin required by the market has generally widened. Under IFRS, changes in fair values on bonds are recorded in the accounts in the periods in which they occur, but may be reversed over the residual maturity of the bonds.
The decline in fair value on bonds led to a negative net other operating income of NOK 585 million in 2007. In the corresponding period in 2006 there was a negative net other operating income of NOK 65 million. Unrealized losses due to the decline in the fair values on bonds are included in line items Net gains/(losses) on trading portfolio and foreign currencies and Net gains/(losses) on other financial instruments at fair value in the table below.
Changes in net other operating income

(in NOK millions)	2007	2006	Change

Commissions and income related to banking services	4	6	(2)
Commissions and expenses related to banking services	8	7	1
Net gains/(losses) on trading portfolio and foreign currencies	(588)	5	(593)
Net gains/(losses) on other financial instruments at fair value	0	(75)	75
Other income	7	6	2

Net other operating income	(585)	(65)	(519)

The line item Net gains/(losses) on other financial instruments at fair value include a gross unrealized loss on bonds of NOK 544 million, see note 3 to the accompanying financial statements for the breakdown of this line item.
Eksportfinans has no direct exposure to U.S. mortgages or to the so-called sub-prime market. At December 31, 2007 total securities were NOK 80.1 billion, consisting of commercial paper and bonds. For more information on Eksportfinans’ securities, see the article on page “Turbulent Capital Markets.”
Eksportfinans does not expect defaults on the bonds it owns and expects these bonds to be repaid at par. Eksportfinans also expects to be able to hold these bonds to maturity. Accordingly, Eksportfinans regards unrealized losses included in net other operating income as a timing issue.
Total operating expenses amounted to NOK 186 million in 2007, up NOK 9 million from 2006.
The key ratio, Net operating expenses in relation to average assets, was 0.09 percent in 2007, compared to 0.11 percent for the corresponding period in 2006.
Due to the negative net operating income resulting from the circumstances in the international capital markets discussed above, the Group experienced a loss for the period of NOK 149 million in 2007, compared to a profit of NOK 159 million in 2006. Return on equity was negative 5.4 percent in 2007, down from positive 5.3 percent in 2006.

Profit excluding unrealized gains and losses on financial instruments (see table in footnote under financial highlights), amounted to NOK 294 millions in 2007. This was an increase of 21 percent from 2006.
The Balance Sheet
Total assets amounted to NOK 218.7 billion at year-end 2007, compared to 172.4 billion at year-end 2006. The growth in total assets was due to increased lending, and a higher volume of liquidity placed in commercial paper and bonds.
Liquidity placed in commercial paper and bonds amounted to NOK 80.1 billion at year-end 2007. The corresponding volume at year-end 2006 was NOK 63.9 billion. NOK 8.4 billion of the portfolio at the end of 2007 was invested in US Treasuries and other Government guaranteed securities as an extraordinary liquidity reserve due to large scheduled maturities of Eksportfinans’ debt in the beginning of 2008. These investments were funded by issuing commercial paper with a tenor of four to nine months.
Debts incurred by issuing commercial paper and bonds came to NOK 206.3 billion at year-end 2007. The corresponding figure at year-end 2006 was NOK 160.6 billion.
The capital adequacy ratio was 9.6 percent at year-end 2007, compared to 12.2 percent at year-end 2006. Core capital adequacy was 6.3 percent at year-end 2007, compared to 8.3 percent at year-end 2006. The decline in 2007 was due to unrealized losses in the liquidity portfolio and to balance sheet growth. The capital adequacy ratio and the core capital adequacy ratio at December 31, 2007 are based on IFRS accounts and IFRS adjusted capital adequacy requirements from the Norwegian authorities. Capital adequacy ratios for 2006 have not been recalculated accordingly.
The issuance of new share capital for NOK 1.2 billion expected to be received in the first quarter of 2008 significantly improves the capital adequacy ratios. The capital adequacy ratio at the end of 2007 calculated on a pro forma basis to give effect to the capital increase would have been 12.5 percent.
Oslo, February 15, 2008
EKSPORTFINANS ASA
The Board of Directors

Eksportfinans ASA
INCOME STATEMENTS (condensed)

	For the		For the
	three months ended		year ended
	December 31,		December 31,
	2007	2006	2007	2006
(in NOK millions)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Interest and related income	2,764	1,643	8,927	5,353
Interest and related expenses	2,616	1,518	8,366	4,894

NET INTEREST INCOME	148	125	561	459

Commissions and income related to banking services	1	2	4	6
Commissions and expenses related to banking services	2	2	8	7
Net gains/(losses) on trading portfolio and foreign currencies	(267)	(1)	(588)	5
Net gains/(losses) on other financial instruments at fair value	41	(97)	—	(75)
Other income	1	—	7	6

NET OTHER OPERATING INCOME	(226)	(98)	(585)	(65)

TOTAL NET INCOME	(78)	27	(24)	394

Salaries and other administrative expenses	32	44	152	145
Depreciation	6	6	22	19
Other expenses	5	3	12	13

TOTAL OPERATING EXPENSES	43	53	186	177

Impairment charges on loans	0	0	0	0

PRE-TAX OPERATING PROFIT/(LOSS)	(121)	(26)	(210)	217

Taxes	(36)	(12)	(61)	58

PROFIT/(LOSS) FOR THE PERIOD	(85)	(14)	(149)	159

BALANCE SHEETS (condensed)

	As of
	December 31,
	2007	2006
(in NOK millions)	(unaudited)	(unaudited)

Loans and receivables due from credit institutions	27,334	21,407
Loans and receivables due from customers	98,777	78,954
Securities	80,133	63,920
Financial derivatives	9,744	6,979
Investments in group companies	—
Deferred tax asset	79	0
Intangible assets	27	25
Fixed assets and investment property	222	224
Other assets	2,404	856

TOTAL ASSETS	218,720	172,365

Deposits by credit institutions	324	47
Borrowings through the issue of securities	206,315	160,555
Financial derivatives	6,935	5,302
Taxes payable	122	99
Deferred tax liabilities	0	104
Other liabilities	360	950
Accrued expenses and provisions	64	57
Subordinated debt	1,379	1,604
Capital contribution securities	559	618

Total liabilities	216,058	169,336

Share capital	1,594	1,594
Share premium reserve	162	162
Reserve for unrealised gains	—	—
Other equity	906	1,273

Total shareholders equity	2,662	3,029

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	218,720	172,365

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

STATEMENTS OF CHANGES IN EQUITY

		Share
	Share	premium	Other	Total
(in NOK millions)	capital	reserve	equity	equity

EQUITY AS AT DECEMBER 31, 2005 (NGAAP)	1,594	162	821	2,577
Dividends	0	0	115	115
Fair value of property	0	0	102	102
Pension commitments	0	0	(54)	(54)
Fair value of financial instruments	0	0	365	365
IFRS implementation tax effects	0	0	(121)	(121)

EQUITY AS AT JANUARY 1, 2006	1,594	162	1,229	2,985

Profit for the period	0	0	159	159
Dividends paid	0	0	(115)	(115)

EQUITY AS AT DECEMBER 31, 2006	1,594	162	1,273	3,029

EQUITY AS AT JANUARY 1, 2007	1,594	162	1,273	3,029

Profit for the period	0	0	(149)	(149)
Dividends paid	0	0	(218)	(218)

EQUITY AS AT DECEMBER 31, 2007	1,594	162	906	2,662

CASH FLOW STATEMENTS (condensed)

	2007	2006
(in NOK millions)	(unaudited)	(unaudited)

Pre-tax operating profit/(loss)	(210)	217

Provided by operating activities:

Disbursement on loans	(39,183)	(35,877)
Principal collected on loans	10,831	18,153
Accrual of contribution from the Norwegian government	(152)	(38)
Contribution paid by the Norwegian government	26	31
Unrealised losses (reversal of unrealised losses) on financial instruments at fair value	594	115
Depreciation	22	19
Taxes paid	(99)	(59)

Changes in:

Accrued interest receivable	(539)	(406)
Other receivables	(1,527)	(683)
Accrued expenses and other liabilities	(72)	629

NET CASH FLOW FROM OPERATING ACTIVITIES	(30,309)	(17,899)

Purchase of financial investments	(50,265)	(40,646)
Proceeds from sale or redemption of financial investments	19,036	23,004
Investment in group companies	0	0
Purchases of fixed assets	(23)	(18)
Net proceeds from sales of fixed assets	0	1

NET CASH FLOW FROM INVESTING ACTIVITIES	(31,252)	(17,659)

Change in debt to credit institutions	283	(100)
Proceeds from issuance of commercial paper debt	176,814	182,248
Repayments of commercial paper debt	(150,586)	(178,517)
Proceeds from issuance of bond debt	80,681	56,530
Principal payments on bond debt	(44,763)	(25,846)
Change in subordinated debt and preferred capital securities/capital contribution securities	0	469
Dividends paid	(218)	(115)

NET CASH FLOW FROM FINANCING ACTIVITIES	62,211	34,669

Effect of exchange rates on cash and cash equivalents	(10)	(20)

NET CHANGE IN CASH AND CASH EQUIVALENTS	640	(909)

Cash and cash equivalents at beginning of period	192	1,101

CASH AND CASH EQUIVALENTS AT END OF PERIOD	832	192

Eksportfinans ASA
NOTES TO INTERIM FINANCIAL STATEMENTS (unaudited)
1. General
These unaudited condensed consolidated interim financial statements include the accounts of Eksportfinans ASA (Eksportfinans) and its wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt) individually and collectively, the Company. Eksportfinans acquired 100% of the stock of Kommunekreditt on June 22, 1999. The acquisition has been accounted for at cost. Significant inter-company accounts and transactions have been eliminated in the consolidated financial statements.
In the opinion of management, the interim financial statements include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operations and financial position for each year presented. The interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements as of, and for the year ended, December 31, 2006.
The fourth quarter accounts of 2007 for the parent company and the consolidated accounts have been prepared according to International Financial Reporting Standards (IFRS). Through December 31, 2006, the Eksportfinans group’s accounts were presented in accordance with generally accepted accounting principles in Norway (NGAAP) and in line with accounting legislation and regulations from the Norwegian Ministry of Finance. Reconciliation of the impact on the equity upon the transition to IFRS is presented in the statement of changes in equity. Comparable accounts for 2006 according to IFRS have been prepared. The effects on the income statement and equity of the transition to IFRS for the third quarter 2006 are presented at the end of this note. The interim accounts have been prepared in accordance with IAS 34, Interim Financial Reporting.
Below is a description of the most important accounting principles affected by the transition to IFRS. Further descriptions of the impacts of the transition to IFRS and explanations of the policy choices made have been presented in a separate publication available on Eksportfinans’ website www.eksportfinans.no — “IFRS Transition Document”.
Application of IFRS 1 — First time adoption of IFRS
The Company has implemented IFRS in accordance with IFRS 1. These interim financial statements have been prepared in accordance with those IFRS standards effective at the time of preparing these statements (October 2007). The effects of transition to IFRS are booked directly to equity. The financial statements for the third quarter include restated comparative figures for 2006.
The Company has made the following exceptions from the duty to restate the opening balance sheet retrospectively as outlined in IFRS 1:

-	Properties for use and investment property have been recorded at fair value as of January 1, 2006.

-	Pension liabilities that were unrecorded as of January 1, 2006 in compliance with previous accounting regulations, have been charged against equity.

-	Business combinations recorded prior to January 1, 2006 have not been restated.
Comparable figures have been prepared for 2006, which implies that the formal opening balance sheet (transition date) is per January 1, 2006. The Company publishes its first annual report in accordance with IFRS at December 31, 2007.

Recognition of assets and liabilities under IFRS
Assets and liabilities are recognized on the balance sheet when the Company becomes party to the contractual provisions of the instrument and derecognition will occur when the contractual rights to receive, or the contractual obligation to pay, cash flows expires or when the Company transfers substantially all the risk and rewards of the instrument. The Company has acquired certain loan agreements from banks for which the bank provide a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans are classified as loans to credit institutions.
The fair value option
The Eksportfinans group has elected to apply the fair value option available under IAS 39. This implies that a large proportion of financial instruments on the balance sheet are measured at fair value.
The Company’s balance sheet can be divided into three main portfolios: the trading portfolio, the 108-agreement portfolio and the remaining transactions, here referred to as the banking portfolio. The banking portfolio comprises the following financial instruments: lending, liquidity placements including deposits and securities, borrowings, hedging derivatives and cash collateral in relation to swaps.
The fair value option has been applied to all transactions in the banking portfolio to reduce the effects of accounting mismatch that would otherwise be the result of different principles of measurement on financial instruments. Eksportfinans has a conservative risk profile and uses hedging derivatives to reduce market risk exposure. However, hedge accounting in accordance with IFRS would not remove the effects of the mismatch and would in addition be time-consuming to apply. Hedge accounting implies bifurcation of embedded derivatives in the Company’s structured bond issues even though the bonds have a perfectly matching swap. In addition, the Company’s hedging policy involves the use of basis currencies which is not necessarily Norwegian kroner, the Company’s functional currency. IAS 39 has very specific rules regarding cross currency hedging that cannot be applied by the Company while simultaneously maintaining a cost-efficient operation. Even if hedge accounting under IAS 39 could have been applied, it would have led to income volatility due to changes in fair values caused by interest rate changes, because a much higher volume of liabilities than assets are hedged with derivatives.
Fair value measurement methods and techniques
Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Calculations are based on the going concern assumption.
Financial instruments, for which offsetting markets risk can be identified with a reasonable degree of probability, are recorded at mid-market rates on the balance sheet date. Other financial securities, both on the asset and on the liability side, are valued at bid or ask prices.
Instruments valued in an active market
Most bonds and certificates owned by the Company are valued in an active market. In addition to this, there are derivatives issued through institutions, such as currency forwards and futures and interest rate swaps that also are traded in an active market. For instruments traded in an active market, quoted prices from stock exchanges, brokers, or an individual pricing vendor are used. In cases where the instrument are not priced as a whole, it is decomposed, and each part is priced on an individual basis, also here using prices quoted in the market.

Instruments not traded in an active market
Financial instruments which are not traded in an active marked are valued through different valuation techniques. When valuing a standard, simple financial instrument, recognized models are used based on data observable in the market. With regards to the more complex products, recognized theoretical models are used, applying market information whenever possible. The structured interest rate products are valued through a general Black Derman Troy model.
Structured issues are examples of financial instruments that are not traded in an active market.
A significant part of the Company’s issuances are characterized through their composition of several structural elements, the so-called structured issuances. The prices of these issuances could be linked to the prices of certain share indices, interest rates, and/or exchange rates. All bonds and corresponding swaps in the funding portfolios are measured at fair value.
Financial derivatives at fair value
Under IFRS, all derivatives are recorded at fair value with gains or losses resulting from changes in fair value recorded in profit or loss.
Embedded derivatives in the 108-agreement at fair value
Part of the Company’s lending activity is covered by an agreement with the Norwegian authorities (the 108-agreement) which has been established in order to offer exporters of capital goods financing on terms that are in accordance with the OECD regulations. Full coverage of interest and exchange rate risk for borrowing, lending and liquidity is provided under this agreement. Under the agreement payment differences compared to an already agreed fixed cash flow is debited or credited to the authorities. The 108-payment differences also include the interest rate subsidy to the exporters.
Under IFRS, certain components of the 108 Agreement, which compensates the Company for gains and losses on certain lending and borrowing transactions covered by the Agreement due to changes in interest and foreign exchange rates, are defined as derivatives. Separate measurement at fair value for these derivatives may result in considerable increases in the Company’s income volatility.
Other financial instruments measured at fair value
Transactions under the trading and banking portfolio are measured at fair value.
Financial assets and liabilities measured at amortized cost
Lending, borrowing and liquidity under the 108-agreement are measured at amortized cost using the effective interest method. On disbursement of a loan, amortized cost is the nominal amount adjusted for premiums/discounts on disbursement, direct costs and fees. When using the effective interest method, the internal rate of return for the loan is calculated. The internal rate of return is set by discounting contractual cash flows based on the expected life of the loan over the amortized cost on disbursement.
Based on management’s estimate of credit losses in the loan portfolio, considering guarantees received, the Company has not recorded any impairment losses on loans measured at amortized cost.
Guarantees issued
Under IFRS, guarantees issued are recognized initially on the balance sheet at fair value. The fees that the Company receives over the life of the guarantee are amortized to income on a straight-line basis over the period of the obligation.

Pension liabilities
Actuarial gains and losses and vested plan changes not recorded according to NGAAP are charged directly to equity as of January 1, 2006 in accordance with IFRS 1. For actuarial gains and losses arising after the transition to IFRS a portion of the actuarial gains and loss will be recorded in the profit and loss account when the difference exceeds the greater of 10 percent of the pension liability or 10 percent of the plan assets.
Building for own use and investment property
The Company owns the majority of the property in Dronning Mauds gt. 15 which is used as the Group’s head office. Part of the property (38 percent) can be sold separately and is leased out.
Under IFRS, the property has been measured at fair value at transition and the adjustment is reflected in the transition adjustment recorded to equity in accordance with IFRS 1. This led to an increase in the value of the property of NOK 102 million. The fair value as at January 1, 2006 is NOK 220 million. The part of the building that can be sold separately is classified as an investment property in accordance with IAS 40. The fair value of the property is distributed with NOK 142 million to building for own use and NOK 78 million to investment property. The revalued amount of the building will represent the new cost basis for the property to be depreciated over its remaining economic useful life less any potential impairment in accordance with IAS 16 for both building for own use and investment property.
Intangible assets
Intangible assets with finite lives are amortized over their expected useful lives. An assessment for impairment will be made on each reporting date based on expected future cash flow connected to the asset. Assets generating joint cash flows are considered collectively.
Shares in subsidiary
The shares in the wholly owned subsidiary Kommunekreditt AS are valued at cost in the accounts of the parent company Eksportfinans ASA.
Classifications in the income statement
Interest and the interest effect on economically hedging instruments are recorded as interest income or expense in the profit and loss accounts. Other changes in fair value on transactions measured at fair value with changes in fair value recognized in the profit and loss account are included in line item Net gains/losses on financial instruments at fair value.
Classifications in the balance sheet
Interest accrued but not paid or received is presented in the same line item as the underlying asset or liability to which the interest relates.
The fair value of each derivative contract is reported as an asset or a liability depending on the fair value on the reporting date. Under IFRS the net fair value of the embedded derivatives in the 108-agreement are recognized at the balance sheet as an asset or a liability depending on the net fair value at the reporting date.
In accordance with IFRS proposed dividends are classified as a part of equity until the dividend is approved by the annual general meeting.
The parent company, Eksportfinans ASA, has decided to apply simplified IFRS, as regulated under the Norwegian Accounting Act, and dividend is thus presented as debt at year end in the parent company account. This is different from the way it has been presented the first three quarters of 2007, where dividend has been presented as equity. Symmetrically, dividend income from subsidiaries to the parent company is recognized as income at year end in the fiscal year to which the dividend is related.

Transition to IFRS — effects on the income statement for the twelve months ending at December 31, 2006.
The following tables show the effects from the implementation of IFRS on the December 31, 2006 income statement and equity figures respectively.

Twelve months ending December 31, 2006
(in NOK millions)	NGAAP	IFRS	Change

Interest and related income	5,356	5,353	(3)
Interest and related expenses	4,872	4,894	22

NET INTEREST INCOME	484	459	(25)

Income from investments in group companies	0	0	0
Commissions and income related to banking services	6	6	0
Commissions and expenses related to banking services	7	7	0
Net gains/(losses) on trading portfolio and foreign currencies	23	5	(18)
Net realised gains/(losses) on other financial instruments at fair value	0	(75)	(75)
Other operating income	5	6	1

NET OTHER OPERATING INCOME	27	(65)	(92)

TOTAL INCOME	511	394	(117)

Salaries and other administrative expenses	149	145	(4)
Depreciation	16	19	3
Other operating expenses	13	13	0

TOTAL OPERATING EXPENCES	178	177	(1)

Impairment charges on loans	0	0	0

PRE-TAX OPERATING PROFIT/(LOSS)	333	217	(116)

Income taxes	90	58	(32)

PROFIT/(LOSS) FOR THE PERIOD	243	159	(84)

(in NOK millions)

EQUITY AS AT DECEMBER 31, 2006 - NGAAP	2,601
Dividends	218
Fair value of property	99
Pension commitments	(50)
Investment in associate	0
Fair value of financial instruments	249
Tax effects on IFRS adjustments	(88)

EQUITY AS AT DECEMBER 31, 2006 - IFRS	3,029

2. Net gains/(losses) on trading portfolio and foreign currency

	Dec.31, 2007	Dec.31, 2006
(in NOK millions)	(unaudited)	(unaudited)

Net realized gains/(losses) on trading portfolio	2	2
Net unrealized gains/(losses) on trading portfolio	(592)	1
Net realized and unrealized gains/(losses) on foreign currencies	2	2

Total	(588)	5

3. Net gains/(losses) on other financial instruments at fair value

	Dec.31, 2007	Dec.31, 2006
(in NOK thousands)	(unaudited)	(unaudited)

Net realized gains/(losses)	23	42

Loans and receivables	(123)	(173)
Securities	(544)	(215)
Financial derivatives	(1,541)	1,011
Commercial paper debt	4	1
Bond debt	2,101	(748)
Subordinated debt and capital contribution securities	81	1
Other	(1)	6

Net unrealized gains/(losses)	(23)	(117)

TOTAL	(0)	(75)

4. Capital adequacy
Capital adequacy is calculated in accordance with the regulations in force from the Norwegian Financial Supervisory Authority. New regulations in line with the international Basel II rules were introduced at January 1, 2007. The company adopted the option under the regulations to prolong the period in which the capital requirement is calculated according to the rules prevailing in 2006. However, new regulations have been adopted in calculating the eligible regulatory capital, which take into consideration the present accounting rules under IFRS. The capital adequacy minimum requirement is 8 percent of risk-weighted assets and off-balance sheet items.
Risk-weighted assets and off-balance sheet items

	Dec.31, 2007		Dec.31, 2006 *
	(unaudited)		(unaudited)
				Risk-
		Risk-weighted		weighted
(in NOK millions)	Book value	value	Book value	value

Total assets	218,720	39,921	165,183	33,171
Off-balance sheet items		606		3,193
Total currency risk		40		40

Total risk-weighted value		40,567		36,404

The company’s eligible regulatory capital

	Dec.31, 2007		Dec.31, 2006 *
(in NOK millions and in percent of risk-weighted value)	(unaudited)		(unaudited)

Core capital **	2,540	6.3%	3,018	8.3%
Additional capital ***	1,335	3.3%	1,408	3.9%

Total regulatory capital	3,875	9.6%	4,426	12.2%

*	Capital adequacy for 2006 is not adjusted to reflect IFRS.

**	Includes share capital, other equity, parts of capital contribution securities and deductions/additions.

***	Includes subordinated debt, the parts of capital contribution not included in core capital and deductions/additions.
The issuance of new share capital for NOK 1.2 billion expected to be received in the first quarter of 2008 will significantly improve the capital adequacy ratios. The capital adequacy ratio at the end of 2007 calculated on a pro forma basis to give effect to the proposed capital increase would have been 12.5 percent.

5. Loans and receivables due from credit institutions

	Dec.31, 2007	Dec.31,2006
(in NOK millions)	(unaudited)	(unaudited)

Bank deposits	941	668
Other claims on banks *)	(687)	(133)
Loans, nominal amount (also included in note 7)	26,773	20,670
Accrued interest and adjustment to fair value on loans	307	202

Total	27,334	21,407

*)	Consists of net outstanding value of the hedge elements in agreements relating to loans acquired from banks. The value of the loans acquired and the hedge elements under the agreements are both classified as “Loans and receivables due from credit institutions” in accordance with IFRS because not substantially all risk and rewards have been transferred.
6. Loans to customers

	Dec.31,2007	Dec.31,2006
(in NOK millions)	(unaudited)	(unaudited)

Loans due from customers, nominal amount (also included in note 7)	97,916	78,389
Accrued interest and adjustment to fair value on loans	861	565

Total	98,777	78,954

7. Total loans

	Dec.31, 2007	Dec.31,2006
(in NOK millions)	(unaudited)	(unaudited)

Loans due from credit institutions	26,773	20,670
Loans due from customers	97,916	78,389

Total nominal amount	124,689	99,059

Commercial loans	107,050	91,086
Government-supported loans	17,639	7,973

Total nominal amount	124,689	99,059

Capital goods	10,757	8,457
Ships	19,570	8,570
Export-related and international activities *)	26,017	24,882
Loans to Norwegian local government sector	68,276	57,083
Loans to employees	69	67

Total nominal amount	124,689	99,059

*)	Export-related and international activities consist of loans to the following categories of borrowers:

	Dec.31,2007	Dec.31,2006
(in NOK millions)	(unaudited)	(unaudited)

Oil and gas	1,069	1,832
Pulp and paper	3,980	4,119
Engineering and construction	26	28
Aluminum, chemicals and minerals	213	273
Aviation and shipping	89	436
Hydro electric power	166	172
Consumer goods	2,994	3,393
Banking and finance	8,325	6,003
Real estate management	5,136	4,414
IT and telecommunication	3,981	4,119
Other categories	38	93

Total	26,017	24,882

8. Non-performing loans and loan losses

	Dec.31, 2007	Dec.31, 2006
(in NOK thousands)	(unaudited)	(unaudited)

Interest and principal instalment 1-30 days past due	11,406	15,721
Not matured principal on loans with payments 1-30 days past due	327,625	291,665
Interest and principal instalment 31-90 days past due	656	542
Not matured principal on loans with payments 31-90 days past due	12,382	31,003
Interest and principal instalment more than 90 days past due	4,359	506
Not matured principal on loans with payments more than 90 days past due	16,093	18,007

Total loans that are past due	372,521	357,444

Relevant collateral or guarantees received	372,521	357,444

Estimated impairments	0	0

The Company considers all receivables to be secured in a satisfactory manner and no impairment charges have been made.
9. Securities

	Dec.31, 2007	Dec.31, 2006
(in NOK millions)	(unaudited)	(unaudited)

Trading portfolio	29,380	25,247
Other securities at fair value through profit and loss	50,753	38,673

Total	80,133	63,920

10. Fixed assets and investment property

	Dec.31, 2007	Dec.31, 2006
(in NOK millions)	(unaudited)	(unaudited)

Building and land at own use	134	139
Investment property	76	76

Total building and land	210	215

Other fixed assets	12	9

Total	222	224

11. Other assets

	Dec.31, 2007	Dec.31, 2006
(in NOK millions)	(unaudited)	(unaudited)

Interim account 108-Agreement	227	98
Cash collateral	1,860	701
Delayed payment, securities not delivered from our custodian	300	—
Other	17	57

Total	2,404	856

12. Borrowings through the issue of securities

	Dec.31, 2007	Dec.31, 2006
(in NOK millions)	(unaudited)	(unaudited)

Commercial paper debt	31,089	6,047
Bond debt	173,717	155,007
Accrued interest and adjustment to fair value on debt	1,509	(499)

Total	206,315	160,555

13. Other liabilities

	Dec.31, 2007	Dec.31, 2006
(in NOK millions)	(unaudited)	(unaudited)

Grants to mixed credits	299	336
Cash collateral	1	537
Dividend	0	0
Other short-term liabilities	60	77

Total	360	950

14. Segment Information
The Group is divided into two business areas, export lending and municipal lending. The Group also has a treasury department, responsible for the Group’s funding and the Group’s liquidity portfolio, consisting of securities and deposits. The treasury department is considered to have a support function for the lending business areas, and is therefore divided between these in the segment reporting.

	Export lending		Municipal lending		Total group
(in NOK millions)	2007	2006	2007	2006	2007	2006

Net interest income	297	237	264	222	561	459

Pre-tax operating profit*	(30)	(70)	(179)	287	(210)	217

* of which net unrealized gains/(losses) on financial instruments	(237)	(231)	(378)	115	(615)	(116)

Segment assets	91,588	67,106	113,877	95,788	205,465	162,894
Unallocated assets					13,255	9,471

Total assets					218,720	172,365

Export lending and the treasury department are included in the parent company accounts of Eksportfinans ASA. Municipal lending is organized in a separate subsidiary, Kommunekreditt Norge AS, and funds its lending business through loans from the parent company. The profit or loss from the treasury department is included in the accounts of the parent company, although the department is responsible for the funding and the liquidity management of the Group as a whole. Income and expenses related to treasury is therefore divided between the export lending and municipal lending business areas. This division is made based on volume.
As both export lending and the treasury department are accounted for in the parent company accounts, indirect income and expenses must be distributed between them, before treasury in its turn can be divided between export lending and municipal lending. The indirect expenses are distributed based on volume. Correspondingly, equity is distributed between them, and allocated so that export lending receives equity in a proportion of risk-weighted volume that corresponds to the proportion of Kommunekreditt Norge AS. The residual equity is allocated to treasury.

15. Material transactions with related parties
The company’s two largest shareholders are considered to be related parties.

	Acquired		Guarantees	Guarantees
(in NOK millions)	loans 1)	Deposits 2)	issued 3)	recieved 4)

Balance 1 January, 2007	10,229	590	2,595	6,959
Change in the period	(539)	(289)	(465)	292

Balance December 31, 2007	9,690	301	2,130	7,251

All transactions with related parties are made on market terms.
1)	The company acquires loans from banks. The loans are part of the company’s ordinary lending activity, as they are extended to the export industry. As the selling banks provide a guarantee for the loans, not substantially all the risk and rewards are transferred to the company, thus the loans are classified as loans due from credit institutions in the balance sheet.

2)	Deposits made by the company.

3)	Guarantees issued by the company to support the Norwegian export industry.

4)	Guarantees provided to the company from the related parties.